Filing pursuant to Rule 425 under the

Securities Act of 1933, as amended

Deemed filed under Rule 14a-12 under the

Securities Exchange Act of 1934, as amended

Filer: Actavis plc

Subject Company: Allergan, Inc.

Commission File Number: 001-10269

Date: November 17, 2014

DATE:	November 17, 2014
TO:	All Actavis and Allergan Employees
FROM:	Brent Saunders, President & CEO, Actavis
David E. I. Pyott, Chairman & CEO, Allergan
RE:	Actavis and Allergan Announce Combination
- Creates Most Dynamic Company in “Growth Pharma”
-Top 10 Global Pharmaceutical Company with $23 Billion in Revenue

Actavis plc (NYSE: ACT) and Allergan (NYSE:AGN) have reached an agreement to combine our two powerful, successful companies to create a top 10 global pharmaceutical powerhouse with more than $23 billion in pro forma revenues anticipated in 2015. The combination will create an unrivaled foundation for long-term growth, including the potential for double-digit revenue and earnings growth, anchored by leading, world-class blockbuster franchises. The result will be the world’s fastest-growing, most dynamic growth pharmaceutical company in global healthcare. We will create a new category in the pharmaceutical industry – “Growth Pharma” – defined by robust and sustainable revenue and earnings growth.

What are the Benefits of the Actavis and Allergan Combination?

The addition of Allergan’s blockbuster therapeutic franchises in Ophthalmology, Neurosciences and Medical Aesthetics/Dermatology/Plastic Surgery will complement Actavis’ existing blockbuster CNS, Gastroenterology and Women’s Health and Urology franchises. The combined company will also benefit significantly from Allergan’s global brand equity and consumer awareness of key products, including BOTOX® and RESTASIS®.

The transaction also expands our presence, market and product reach across 100 international markets, with strengthened commercial positions across Canada, Europe, Southeast Asia and other high-value growth markets, including China, India, the Middle East and Latin America. This enhanced international footprint will provide the combined company with a unique opportunity to drive further value creation by maximizing its commercial position and broad portfolio of brands, generics, branded-generic and over-the-counter products.

The combined company will provide a strong commitment to R&D, with an exceptional level of annual investment of approximately $1.7 billion, focused on the strategic development of innovative and durable value-enhancing products across generics, brands, OTC and biologic products.

In the U.S., the combined company’s expanded portfolio will be promoted by a world-class commercial sales and marketing organization competing across multiple market segments. This world-class team will have extraordinary marketing reach and increased relevance with over a dozen medical specialties including primary care physicians, ophthalmologists, dermatologists, aesthetic surgeons, plastic surgeons, neurologists, psychiatrists, infectious disease specialists, cardiologists, pulmonologists, gastroenterologists, OB-Gyns and urologists.

Actavis Global Town Hall Webcast – November 19th at 8:30AM EST

On Wednesday, November 19th at approximately 8:30am EST, Actavis management will host a LIVE Town Hall webcast for Actavis team members to discuss the proposed acquisition of Allergan. Actavis team members will be able to access the Town Hall broadcast and submit questions from any desktop computer. We will communicate the access link prior to the event.

What’s Next?

This combination, which has the support of the boards of directors and the senior management teams of both companies, is subject to the approval of the shareholders of both companies as well as customary regulatory approvals. We anticipate the transaction will close in the second quarter of 2015.

In the meantime, we will continue to operate as separate companies, and competitors, focused on continuing to grow our respective businesses and deliver the financial results we have promised to our shareholders; continue to deliver the highest quality products, with the best service to our customers; and continue to focus on improving all that we do.

Management teams from both companies will work together, during the review and approval periods, to plan as much as possible for the first day operating as a combined company following the close.

Combining our two companies will take time and hard work. But we believe that this combination represents an extraordinary opportunity to build one of the fastest-growing, most dynamic pharmaceutical companies in global healthcare.

More information about this announcement is available on www.actavis.com, myActavis, www.OurWinningWay.com, www.Allergan.com

Important Information for Investors and Shareholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In connection with the proposed merger between Actavis and Allergan, Actavis will file with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 that will include a joint proxy statement of Actavis and Allergan that also constitutes a prospectus of Actavis. The definitive joint proxy statement/prospectus will be delivered to shareholders of Actavis and Allergan. INVESTORS AND SECURITY HOLDERS OF ACTAVIS AND ALLERGAN ARE URGED TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of the registration statement and the definitive joint proxy statement/prospectus (when available) and other documents filed with the SEC by Actavis and Allergan through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Actavis will be available free of charge on Actavis’ internet website at www. Actavis.com or by contacting Actavis’ Investor Relations Department at (862) 261-7488. Copies of the documents filed with the SEC by Allergan will be available free of charge on Allergan’s internet website at www. Allergan.com or by contacting Allergan’s Investor Relations Department at (714) 246-4766.

Participants in the Merger Solicitation

Actavis, Allergan, their respective directors and certain of their executive officers and employees may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the Actavis and Allergan shareholders in connection with the proposed merger will be set forth in the joint proxy statement/prospectus when it is filed with the SEC. Information about the directors and executive officers of Allergan is set forth in its proxy statement for its 2014 annual meeting of stockholders, which was filed with the SEC on March 26, 2014 and certain of its Current Reports on Form 8-K. Information about the directors and executive officers of Actavis is set forth in Actavis, Inc.’s proxy statement for its 2014 annual meeting of stockholders, which was filed with the SEC on March 28, 2014 and certain of Actavis Inc.’s and Actavis’ Current Reports on Form 8-K. Additional information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus filed with the above-referenced registration statement on Form S-4 and other relevant materials to be filed with the SEC when they become available.

Actavis Cautionary Statement Regarding Forward-Looking Statements

Statements contained in this communication that refer to Actavis’ estimated or anticipated future results, including estimated synergies, or other non-historical facts are forward-looking statements that reflect Actavis’ current perspective of existing trends and information as of the date of this communication. Forward looking statements generally will be accompanied by words such as “anticipate,” “believe,” “plan,” “could,” “should,” “estimate,” “expect,” “forecast,” “outlook,” “guidance,” “intend,” “may,” “might,” “will,” “possible,” “potential,” “predict,” “project,” or other similar words, phrases or expressions. Such forward-looking statements include, but are not limited to, statements about the benefits of the Allergan acquisition, including future financial and operating results, Actavis’ or Allergan’s plans, objectives, expectations and intentions and the expected timing of completion of the transaction. It is important to note that Actavis’ goals and expectations are not predictions of actual performance. Actual results may differ materially from Actavis’ current expectations depending upon a number of factors affecting Actavis’ business, Allergan’s business and risks associated with acquisition transactions. These factors include, among others, the inherent uncertainty associated with financial projections; restructuring in connection with, and successful closing of, the Allergan acquisition; subsequent integration of the Allergan acquisition and the ability to recognize the anticipated synergies and benefits of the Allergan acquisition; the ability to obtain required regulatory approvals for the transaction (including the approval of antitrust authorities necessary to complete the acquisition), the timing of obtaining such approvals and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the transaction; the ability to obtain the requisite Allergan and Actavis shareholder approvals; the risk that a condition to closing of the Allergan acquisition may not be satisfied on a timely basis or at all; the failure of the proposed transaction to close for any other reason; risks relating to the value of the Actavis shares to be issued in the transaction; the anticipated size of the markets and continued demand for Actavis’ and Allergan’s products; the impact of competitive products and pricing; access to available financing (including financing for the acquisition or refinancing of debt) on a timely basis and on reasonable terms; the risks of fluctuations in foreign currency exchange rates; the risks and uncertainties normally incident to the pharmaceutical industry, including product liability claims and the availability of product liability insurance on reasonable terms; the difficulty of predicting the timing or outcome of pending or future litigation or government investigations; periodic dependence on a small number of products for a material source of net revenue or income; variability of trade buying patterns; changes in generally accepted accounting principles; risks that the carrying values of assets may be negatively impacted by future events and circumstances; the timing and success of product launches; the difficulty of predicting the timing or outcome of product development efforts and regulatory agency approvals or actions, if any; market acceptance of and continued demand for Actavis’ and Allergan’s products; costs and efforts to defend or enforce intellectual property rights; difficulties or delays in manufacturing; the availability and pricing of third party sourced products and materials; successful compliance with governmental regulations applicable to Actavis’ and Allergan’s facilities, products and/or businesses; changes in the laws and regulations affecting, among other things, pricing and reimbursement of pharmaceutical products; changes in tax laws or interpretations that could increase Actavis’ consolidated tax liabilities; the loss of key senior management or scientific staff; and such other risks and uncertainties detailed in Actavis’ periodic public filings with the Securities and Exchange Commission, including but not limited to Actavis’ Annual Report on Form 10-K for the year ended December 31, 2013, Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2014, Current Report on Form 8-K filed on May 20, 2014, in Warner Chilcott Limited’s Registration Statement on Form S-4 effective as of October 16, 2014, and from time to time in Actavis’ other investor communications. Except as expressly required by law, Actavis disclaims any intent or obligation to update or revise these forward-looking statements.